

September 19, 2011

<u>Via Email</u>
Mr. Richard W. Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

> **Re: Conmed Healthcare Management, Inc.**
> **Revised Schedule 14A**
> **Filed September 9, 2011**
> **File No. 001-34408**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to prior comments one and two from our letter dated August 15, 2011. With a view to potential disclosure, please advise us of the circumstances surrounding the granting of board observer status to Dr. Desnick, and advise us what rights – whether formal or informal – he was given as a result of his status. In addition, please advise us of the degree to which he gave input to the board on company matters at meetings or otherwise, and further clarify for us to what extent Dr. Desnick holds a prominent position in your industry.

2. With respect to comments one and two of our letter dated August 15, 2011, please revise the background section beginning on page 21 and advise us as appropriate of the following matters.

    - We note the revised disclosure in the last paragraph on page 24 regarding voting agreements addressed in negotiations. Please revise to address when and by whom the voting agreements were introduced into the merger negotiations.

          Please also clarify, to the extent of your knowledge, when Dr. Desnick first approached others about such agreements.

- We note your revised disclosure and statement that "there was no discussion of valuations or financial terms of a proposed transaction during the presentations." With a view to clarifying disclosure, provide us further detail of the subject matter of the company's and financial advisor's presentations, given that they were not about valuations of the company.

- We note disclosure indicating that February 22, 2011 was the first time the board learned of Dr. Desnick's interest in buying the company. With a view to clarifying disclosure, advise us what reasons, if any, Dr. Desnick gave for requesting the confidential memorandum in correspondence on January 31 and February 7, 2011.

- Please revise to address what consideration, if any, the board gave to responding to Dr. Desnick on April 6, 2011 in a similar fashion to the response to Bidder D, given the apparent fact that Bidder D's proposal and Dr. Desnick's $3.60 indication of interest were both "significantly lower than the other proposals."

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

                                Sincerely,

                                /s/ James Lopez (for)

                                John Reynolds
                                Assistant Director